[Exhibit 89]


                          [ITT Letterhead]



                            DATE:       August 13, 1997
                            CONTACT:    Jim Gallagher
                            TELEPHONE:  212-258-1261
                                           OR
                            CONTACT:    George Sard/David Reno
                            TELEPHONE:  212-687-8080

                        FOR IMMEDIATE RELEASE



           ITT BOARD REJECTS HILTON'S OFFER AS INADEQUATE,
     REAFFIRMS BELIEF THAT ITT'S COMPREHENSIVE PLAN IS IN BEST
                    INTERESTS OF ITT SHAREHOLDERS

             Will Continue To Pursue Tax-Free Split Into
                         3 Public Companies,
         $70 Per Share Self-Tender For 30 Million ITT Shares
         ---------------------------------------------------

     NEW YORK, NY, August 14, 1997 -- ITT Corporation (NYSE: ITT) announced that its Board of Directors today voted unanimously to recommend that ITT shareholders reject Hilton's tender offer and proposed second-step "squeeze out" merger as inadequate and not in the best interests of ITT shareholders and other stakeholders.

     The ITT Board stated that the interests of ITT shareholders, as well as ITT's creditors, customers, employees and the communities in which ITT operates, would best be served by the Company remaining independent and pursuing its previously announced comprehensive plan. ITT's plan, announced July 16, is designed to further sharpen ITT's strategic focus and enhance shareholder value through the creation of three independent public companies and a self-tender for 30 million ITT shares at $70 per share.

           ITT BOARD REJECTS HILTON'S REVISED OFFER...


     In its recommendation to ITT shareholders, the Board cited many factors, including:

     o Its belief that Hilton's offer does not reflect the inherent value of ITT.

     o Its belief that, in light of the prospects of each of ITT's businesses, continued pursuit of ITT's comprehensive plan and the successful implementation by the three companies of their long-term strategic plans will produce greater value for ITT shareholders, as well as greater benefits for ITT's other constituencies, than the Hilton proposal.

     o Continuing uncertainty as to the value of Hilton shares to be received by ITT shareholders in the second-step merger and the coercive nature of Hilton's two-tier, front-end loaded offer, which is intended to compel ITT shareholders to tender into the offer to avoid receiving Hilton stock.

     o The still undefined "collar" provisions in the second-step merger.

     o Its belief that an acquisition of ITT by Hilton could have an adverse effect on the combined entity due to Hilton management's lack of a track record in growing a large chain of owned, managed or franchised full-service, international hotels.

           ITT BOARD REJECTS HILTON'S REVISED OFFER...

     o The potential for competition, cannibalization and conflicts between Hilton properties, Hilton International properties (which are owned by Ladbroke Group plc) and Sheraton and Four Points properties, each of which operate in many of the same locations in the U.S. and overseas, following any combination of Hilton and ITT.

     o Its belief that the combination of ITT and Hilton would result in undue economic concentration in the Atlantic City gaming market. Hilton operates three casinos in Atlantic City, including the recently opened Wild Wild West casino, totaling 177,000 square feet of casino space. ITT operates one casino in Atlantic City which, after its expansion is completed, will have a total of 110,000 square feet of casino space.

     o The opinions of its financial advisors, Goldman Sachs and Lazard Freres, that the Hilton proposal, including the Hilton offer, is inadequate.

     As reported on July 16, under ITT's comprehensive plan ITT will split into three separate publicly traded companies: ITT Destinations, Inc., a worldwide leader in hotels and gaming operating principally under the Sheraton and Caesars brands; ITT Corporation, whose sole asset will be 100% of ITT World Directories, Inc., one of the largest and most successful

           ITT BOARD REJECTS HILTON'S REVISED OFFER...

publishers of telephone directories and classified information outside the United States; and ITT Educational Services, Inc.
(NYSE:ESI), a leading provider of post-secondary technical education.

     In addition, ITT has launched a self-tender for up to 30 million ITT shares at $70 per share and has also tendered for all $2.0 billion of existing ITT Corporation public debt. The equity and debt tender offers currently expire on September 9, 1997.

     "Our Board of Directors has conducted a thorough review of Hilton's revised offer and has unanimously concluded that the prompt execution of ITT's comprehensive plan is in the best interests of our shareholders and other constituents," said Rand
V. Araskog, Chairman and Chief Executive of ITT.

     "The ITT Board is responsible, experienced and independent. Our plan will allow ITT shareholders to realize near-term value for their investment while preserving their full participation in the potential long-term upside of owning three strong independent companies. Our Board, which has a proven track record of creating value through spin-offs, has an obligation to consider both the short- and long-term interests of our shareholders and other constituents in making its determination."

     Since 1992 ITT has sold its entire stake in Alcatel
Alsthom and created four separate public companies through tax-free spin-offs: Rayonier (NYSE:RYN), The Hartford Financial Services
Group, Inc. (NYSE:HIG), ITT Industries, Inc. (NYSE:IIN), and ITT

           ITT BOARD REJECTS HILTON'S REVISED OFFER...

Corporation (NYSE:ITT).  Holders of ITT stock since January 1,
1992 have seen their investment outperform the S&P 500 Index by more than 70% and increase in aggregate value by approximately
$15 billion.

     Added Araskog: "The three independent companies that will emerge from ITT's comprehensive plan will all be strong, focused companies with powerful market positions and excellent management teams, able to create superior value for their shareholders. ITT Destinations, ITT World Directories -- which will have a powerful partner in Clayton, Dubilier & Rice -- and ESI are all well positioned to deliver excellent results. Among many other problems with its hostile offer, Hilton could not effect a tax-free spin-off of World Directories and ESI for five years, and it could have to pay $500 million in taxes if it sold these assets."

     "Being forced to deal with HFS -- which franchises economy lodging brands such as Super 8 Motels, Days Inn and Knights Inn -
- would devalue the premium Sheraton brand and antagonize many of our property owners who have contracted with ITT to manage or franchise their properties around the world," said Robert A. Bowman, ITT President and Chief Operating Officer.

     A recently conducted survey by an independent association representing Sheraton franchisees found that over 90% of Sheraton franchisees would consider reflagging their properties if HFS became their franchisor as proposed in the Hilton transaction.

           ITT BOARD REJECTS HILTON'S REVISED OFFER...

     Added Bowman: "ITT Destinations, which already has a global presence, has the management depth and financial strength to continue expanding while delivering strong double-digit growth in earnings and cash flow. In 1997, we have signed 78 new contracts for hotels to be added to our system. Shareholders can expect continued strong performance from hotels and substantially improved performance from gaming in 1998 and beyond as major renovation projects are completed in Las Vegas and Atlantic City and a large new riverboat casino/hotel complex in Indiana becomes operational."

     Concluded Araskog: "Our Board has directed management to proceed expeditiously with our previously announced plan and believes that the creation of the three new independent companies is in the best interests of the future shareholders of each of them, as well as their employees, customers and suppliers."

     ITT Corporation consists of Sheraton, a premier hotel company which owns, manages and franchises 424 hotels in 62 countries; Caesars, the leading brand name in the gaming industry; and ITT World Directories. ITT also has ownership positions in ITT Educational Services (83.3%) and Madison Square Garden (10.2%). ITT has a definitive agreement to sell its 50% interest in New York City television station WBIS+ to Paxson Communications Corp. (ASE:PXN).
                          ###